Mail Stop 4561

January 25, 2008

Gerald J. Reihsen, III
Executive Vice President and Assistant Secretary
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

>   **Re: Behringer Harvard Multifamily REIT I, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed December 31, 2007**
>   **File No. 333-148414**

Dear Mr. Reihsen:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

          For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-11 filed on December 31, 2007 that was provided to us by counsel.

General

1.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to

prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with a detailed analysis of why you are not an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Prospectus Cover Page

6.   Please include a summary and cover page risk factor regarding the fact that the program termination date may be indefinitely extended by your board.

Terms of the Offering, page 5

7.   Please update the disclosure regarding the private offering to reflect the total amount raised in the offering.

Summary Risk Factors, page 6

8.   In the fourth bullet on page 7, please specifically identify the other programs with the same sponsor that may directly compete with you. Please provide similar disclosure in the third bulleted paragraph on page 13 and in the last paragraph on page 103.

9.   In the fifth bullet, please briefly describe how "enterprise value" is calculated.

Joint Venture with Dutch Foundation, page 9

10.   Please disclose whether you or the sponsor receive any management fees or promoted interest in connection with the joint venture.

Description of Properties and Real Estate-Related Assets, page 10

11.   Please include in the summary information about the estimated completion date and number of units of each property.

12.   It does not appear that footnote (1) beside the two "Lovers Lane Townhomes" entries and footnote (2) beside the "Eldridge at Briar Forest" correspond with the respective footnotes below the charts. Please revise or advise.

Distribution Policy, page 12

13.   Please disclose whether you intend to pay any future dividends at the same frequency with which you have paid dividends historically. In addition, please disclose here and in the risk factor on page 36 the aggregate amount of dividends paid for the year ended December 31, 2007 and the amount of FFO generated during that period. Please advise us why you calculate the dividend yield for the most recent period off a $9.25 offer price.

Conflicts of Interest, page 13

14.   In the third bulleted paragraph, please discuss the conflicts relating to the other Behringer Harvard offerings that will be open concurrently with your offering, which you reference on page 102.

Compensation to our Advisor and its Affiliates, page 16

15.   Please disclose that your reimbursement amounts will include reimbursement for sponsor personnel. We note your disclosure to this effect on page 90. Please also add this disclosure to the chart beginning on page 95.

16.   Please revise your disclosure to explain the types of services that will be provided to you in exchange for the development fee.

Listing or Liquidation, page 19

17.   Refer to the second paragraph. Please disclose whether your directors will consider shareholder liquidity in assessing "value." Please add related disclosure to the last paragraph under "Distribution Policies" on page 126.

Questions and Answers about this Offering, page 23

18.   Please add disclosure to inform shareholders as to when you will begin to calculate NAV, as well as how you plan to disseminate those calculations. We note that you plan to use NAV to determine the price of shares under your shareholder redemption program.

Duties of our Executive Officers, page 85

19.   Please clarify your disclosure to clearly delineate between the day to day services provided by your named executive officers and the day to day services provided by your advisor.

Compensation of Directors, page 86

20.   Please update your compensation chart to reflect earnings during fiscal year 2007.

Conflicts of Interest, page 102

21.   Please add disclosure about the conflicts relating to the master co-investment agreement, including which you discuss briefly on page 13 and also on page 121. In this regard, we

note from your disclosure on page 121 that this agreement was intended for co-investments with you, but that the agreement permits the Co-Investment Partner to invest with other programs sponsored by Behringer Harvard. Please discuss the potential conflicts associated with such a situation.

Investment Objectives and Criteria, page 110

22.   Please expand your description of how you use mezzanine loan investments to acquire newly developed properties.

23.   We note that your mezzanine note investments are structured with a view of becoming an equity owner upon completion of the development.   Clarify to us how you have considered the guidance discussed in SAB Topic 1I as to whether these loans should be accounted for as investments in real estate.   Your response should address whether these loans have ADC type loan attributes. We note from the information on page 129 that the Lovers Lane Townhomes mezzanine loan has a 12.5% net profit interest which is akin to the equity kickers discussed in the SAB.

24.   Separately, tell us what consideration you gave to whether these loans should be evaluated as if they were equity investments for purposes of applying Rule 3-09 of Regulation S-X and investments in property for purposes of applying Rule 3-14 of Regulation S-X.

Property Acquisition Factors, page 116

25.   Refer to the last paragraph. Please explain how you define a "superior rate of return."

Loan Investment and Origination Criteria, page 119

26.   Please disclose whether you have any limitations on providing loans or financing to your affiliates.

Description of Properties and Real Estate-Related Assets, page 130

27.   Please disclose the average rent for The Reserve at St. Johns Creek Walk.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 152

28.   Refer to the fourth paragraph on the page. Please add a discussion about the current trends relating to multifamily properties, which you discuss on page 25.   Please balance

this discussion with a discussion of the recent issues in the credit markets and how this may impact your business.

29.   Please discuss your ability to meet your $247 million commitment to the Co-Investment Venture, in light of the fact that you have not established any financing sources at this time (page 12). In addition, please add disclosure about your $247 million commitment in the "Contractual Obligations" section on page 163 or, alternatively, tell us why it is not appropriate for you to do so.

Property Portfolio, page 152

30.   We note from your disclosure on page 129 that, for some of your properties, the amount you have advanced varies greatly from the maximum advance amount. If appropriate, please discuss here or in Liquidity and Capital Resources your anticipated obligation to fund additional proceeds in the next 12 months and how such drawdowns will impact your cash flow and liquidity.

Investments in Real Estate Joint Ventures, page 154

31.   Please consider expanding your discussion to include the significant terms of your co-investment agreements as disclosed on pages 121 – 122 and your analysis of these terms in applying the relevant accounting literature.

Tender Offers by Stockholders, page 206

32.   Please briefly describe the term "tender offer." In particular, please clearly describe any limits on the ability of a shareholder to purchase shares from another individual stockholder.

Financial Statements and Notes

General

33.   Please monitor the updating requirements of Rule 3-12 of Regulation S-X.

34.   Please monitor the requirements of Rule 3-09 of Regulation S-X for your equity method co-investment ventures.

<u>Audited For The Period from August 4, 2006 (date of inception) through December 31, 2006</u>

<u>Consolidated Statement of Operations, page F-5</u>

35.   Tell us how you complied with paragraph 6 of SFAS 128 in determining whether to present earnings per share information in your financial statements.

<u>Un-Audited Nine Months Ended September 30, 2007</u>

<u>Consolidated Statements of Operations and Cash Flows, pages F-15 and F-17</u>

36.   Tell us how you complied with Rule 3-02(b) of Regulation S-X in determining whether to present the financial information of the corresponding period of the preceding year.

<u>Note 3 – Summary of Significant Accounting Policies</u>

37.   Expand to include your accounting policies related to loans and equity investments, including those policies related to assessment and measurement of impairment. When discussing the accounting policies related to the equity investees through the registrant's investment in the Venture be sure to address that impairment will be assessed on an individual project basis. Refer to paragraphs 24 and 25 of SFAS 67.

38.   From the information included in note 2 on page 76, the organizational and offering costs have been incurred by an affiliate on the registrant's behalf. Clarify to us and expand your disclosure to clarify how the registrant has applied the guidance of SOP 98-5, which requires organizational costs to be expensed as incurred, and SAB Topics 1B and 5T, which require all costs incurred on the registrant's behalf to be reflected in the registrant's financial statements, even if repayment has been forgiven.

39.   We note from the information on page 98 that operating costs will be incurred on your behalf but will be subject to a limitation on repayment. Clarify to us and in this note how you have and will account for these costs. Refer to SOP 98-5 and SAB Topics 1B and 5T.

Valuation of Acquired Real Estate and Related Intangibles, pages F-19 – F-20

40.   The value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable. The resulting value would be amortized over this same period. Please consider revising your disclosures to appropriately account for your future below market leases.

Note 6 – Joint Ventures, pages F-23 – F-26

41.   We note you have provided a broader discussion of the significant terms of the co-investment agreement with PGGM on pages 121 - 122. Please consider expanding your note disclosures to include these significant terms and the related accounting considerations such as the substantive participating rights that preclude consolidation by the registrant.

Loans to real estate ventures, page F-24

42.   Please clarify why $41,641 of the $42,641 loan balance is accrued interest. Tell us about the loan history of the loan to which this accrued interest relates and how you evaluated its collectability.

Investments in real estate ventures, page F-24

43.   You have indicated that The Reserve at Johns Creek Walk is currently the only operating property. Please clarify whether this is inclusive or exclusive of your investments through the Venture. Clarify how you evaluated the need to include financial statements for this investment under Rule 3-09 of Regulation S-X which should be updated in accordance with Rule 3-12 of Regulation S-X.

The Ventures' Loans to and Equity Investments in real estate joint ventures, page F-25

44.   Tell us how you evaluated the need to provide Rule 3-09 of Regulation S-X financial statements for these ventures both individually and collectively at December 31, 2007. In addition, clarify what consideration you gave to providing summarized financial information required by Rule 4-08(g) of Regulation S-X.

Condensed combined financial statement data of the Commercial Developer Entities, page F-26

45.   Please revise your disclosure to more clearly explain the relationship between the Commercial Developer Entities and the Ventures. Please explain the rational for including the financial data of an apparent unrelated party to both the registrant and the

Ventures in the registrant's financial statements.   If the reason for presenting this financial data is to give an indication of the collective ability of these entities to fulfill their development responsibilities, clarify this and what consideration was given to presenting this financial data in that context and separate from the registrant's financial statements, similar to the presentation of financial information related to a general partner.

3-14 Financial Statements

General

46.   For both the Plaza on Lovers Lane and The Reserve At Johns Creek Walk Apartments, please tell us how you considered Rule 3-14(a)(1)(iii) of Regulation S-X in determining whether material factors exist that would cause the reported financial information not to be indicative of future operating results.   If you are not aware of any material factors, please consider revising your note disclosures to indicate so.   If material factors exist, please explain in detail.

Plaza On Lovers Lane Apartments

Statements of Revenues and Certain Operating Expenses, page F-33

47.   The financial statements of the Plaza on Lovers Lane should be updated on the same basis as the registrant in accordance with Rule 3-12 of Regulation S-X as this appears to be an investment in real estate based on the guidance of SAB Topic 1I. Please tell us how you evaluated your compliance with Rule 3-09 of Regulation S-X related to this investment.

Pro – Forma Consolidated Financial Information

Notes to Pro – Forma Consolidated Financial Statements
Unaudited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2007 & the period August 4, 2006 (date of inception) through December 31, 2006, pages F-42 – F-43 and F-44

48.   Explain to us how adjustments (d) and (e) meet the criteria of Rule 11-02(b) (6) of Regulation S-X. Note that operating and organizational costs should be expensed as incurred in accordance with SOP 98-5.

Prior Performance Tables—Table V, page A-25

49.   Please revise the table such that the fourth column reflects the cash received on sale net of closing costs and net of any assumed or paid-off mortgage, the eight column reflects the sum of columns 4-7, and the tenth column reflects the sum of the original acquisition mortgage financing (which should be added if applicable) and column nine.

Item 33. Recent Sales of Unregistered Securities, page II-2

50.   Please revise the disclosure to confirm that there was no general solicitation associated with the private offering commenced on November 22, 2006.

Item 36. Financial Statements and Exhibits, page II-3

51.   Please advise us why you have not filed the joint venture as an agreement. Refer to Item 601(b)(10) of Regulation S-K. Please address in your analysis whether you have a beneficial interest in the contract.

52.   If possible, please provide drafts of your legal and tax opinions with your next amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Linda van Doorn, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Neil Miller, Esq. *(via facsimile)*